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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                             THE QUIZNOS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    749058103
                                 (CUSIP Number)

                                 CATHY S. KRENDL
             KRENDL KRENDL SACHNOFF & WAY, PROFESSIONAL CORPORATION
                           370 17TH STREET, SUITE 5350
                             DENVER, COLORADO 80202
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 27, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749058103


1.       NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY).

         Michael J. Roberts

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    / /
                                                                     (b)    /X/

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         PF

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                227,688
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    227,688

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             227,688

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             9.7%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.       NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS (ENTITIES ONLY).

         Sandstone Ventures, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)    / /
                                                                     (b)    /X/

3.       SEC USE ONLY


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)                                     / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Reporting Person is a Colorado limited liability company

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                227,688
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    227,688

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         227,688

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     / /

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         9.7%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         OO (limited liability company)

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             William S. Fagan

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           44,177
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                12,000
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    44,177

                        10.         SHARED DISPOSITIVE POWER

                                    12,000

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             56,177

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.4%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Fagan Capital, Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a Texas corporation.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                12,000
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    12,000

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             12,000

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Laura A. Fagan

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           53,580
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    53,580

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             53,580

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.3%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Carol A. Armstrong

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           1,200
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    1,200

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,200

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             James Dvorak

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           4,200
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    4,200

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,200

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Andreas Lawson

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           1,000
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                -0-
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    1,000

                        10.         SHARED DISPOSITIVE POWER

                                    -0-

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,000

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Dr. Thomas O. Sturkie

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           48,273
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                830
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    48,273

                        10.         SHARED DISPOSITIVE POWER

                                    830

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             49,103

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             2.1%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Mary K. Sturkie

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           100
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                300
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    100

                        10.         SHARED DISPOSITIVE POWER

                                    300

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             400

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Keenan Thomas Sturkie

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                300
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    300

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             300

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Dr. C. Lyn Crooms

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           5,000
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                37,953
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    5,000

                        10.         SHARED DISPOSITIVE POWER

                                    37,953

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             42,953

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.8%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             Jo Ann Roberts Crooms

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             PF

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a United States citizen.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                37,123
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    37,123

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             37,123

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.6%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

CUSIP No. 749058103

1.           NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS.
             OF ABOVE PERSONS (ENTITIES ONLY).

             LBT Enterprises, Inc.

2.           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)    / /
                                                                     (b)    /X/

3.           SEC USE ONLY


4.           SOURCE OF FUNDS (SEE INSTRUCTIONS)

             WC

5.           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)                                 / /

6.           CITIZENSHIP OR PLACE OF ORGANIZATION

             The reporting person is a Georgia corporation.

                        7.          SOLE VOTING POWER

NUMBER OF                           -0-
SHARES
BENEFICIALLY            8.          SHARED VOTING POWER
OWNER BY
EACH                                830
REPORTING
PERSON                  9.          SOLE DISPOSITIVE POWER
WITH:
                                    -0-

                        10.         SHARED DISPOSITIVE POWER

                                    830

11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             830

12.          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES                                                 / /

13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.0%

14.          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             CO

                  This Schedule 13D ("Schedule") is filed on behalf of fourteen persons (collectively, the "Filers") consisting of eleven individuals, namely Michael J. Roberts; William S. Fagan, Laura A. Fagan, Carol A. Armstrong, James Dvorak, Andreas Lawson, Dr. Thomas O. Sturkie, Mary K. Sturkie, Keenan Thomas Sturkie, Dr. C. Lyn Crooms and Jo Ann Roberts Crooms and three entities, namely Sandstone Ventures, LLC, Fagan Capital, Inc., and LBT Enterprises, Inc. Sandstone and Roberts filed a joint statement on Schedule 13D with respect to the Common Stock (as defined below) on August 24, 2001. This Schedule amends and updates the Schedule 13D previously filed by Roberts and Sandstone. Other than Roberts and Sandstone, none of the Filers have previously filed a Schedule 13D or 13G with respect to the Common Stock. An Agreement of Joint Filing by and among the Filers is included as Exhibit A hereto.

                  The Filers are making this joint filing pursuant to Rule 13d-1(k)(1) and each disclaims being part of a group. Except as expressly set forth herein, the filing of this Schedule shall not be construed as an admission that any of the Filers are, for the purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), the beneficial owner of any securities covered by this Schedule. The Filers making this joint filing have agreed to collectively pursue certain actions with respect to the Common Stock, as described in Item 4. With the exception of Sandstone and Roberts, none of the Reporting Persons individually own more than 5% of the outstanding Common Stock. In the aggregate, all of the persons making this joint filing own 18.9% of the outstanding Common Stock. Therefore, the Filers are jointly filing this Schedule should they later be deemed a group for purposes of
Section 13(d) or Section 13(g).

ITEM 1. SECURITY AND ISSUER

                  This Schedule relates to the common stock ("Common Stock") of The Quizno's Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 1415 Larimer Street, Denver, Colorado 80202.

ITEM 2. IDENTITY AND BACKGROUND

         (a) The Filers are eleven individuals, namely Michael J. Roberts ("Roberts"); William S. Fagan, Laura A. Fagan, Carol A. Armstrong, James Dvorak, and Andreas Lawson (collectively, the "FCI Parties"); Dr. Thomas O. Sturkie, Mary K. Sturkie and Keenan Thomas Sturkie (collectively, the "Sturkies"); and Dr. C. Lyn Crooms and Jo Ann Roberts Crooms (collectively, the "Crooms") and three entities: Sandstone Ventures, LLC, a Colorado limited liability company ("Sandstone"); Fagan Capital, Inc., a Texas corporation, ("FCI"); and LBT Enterprises, Inc., a Georgia corporation ("LBT").

         (b) The business addresses of the Filers are as follows:

             Roberts and Sandstone:    Sandstone Ventures, LLC
                                       6672 Gunpark Drive East #102
                                       Boulder, Colorado 80301

             The Sturkies:             751 French's Point
                                       Marietta, Georgia 30064

             The Crooms and LBT:       LBT Enterprises, Inc.
                                       5890 Winterthur Ridge
                                       Atlanta, Georgia 30328

             FCI and the FCI Parties:  Fagan Capital, Inc.
                                       5201 N. O'Connor Blvd., Suite 440
                                       Irving, Texas 75039

         (c) Roberts' principal occupation is investing. Sandstone is wholly-owned by Roberts and its principal business is making investments.

                  FCI is a private investment firm. William S. Fagan is the President and sole shareholder of FCI. Laura A. Fagan is the spouse of William
S. Fagan and does not have a principal occupation. Carol A. Armstrong, James Dvorak, and Andreas Lawson are each employees of FCI.

                  Dr. Thomas O. Sturkie and Dr. C. Lyn Crooms are each physicians by occupation. Mary K Sturkie, Keenan Thomas Sturkie, and Jo Ann Roberts Crooms do not currently have principal occupations. Dr. Thomas O. Sturkie and Dr. C. Lyn Crooms own all of the outstanding stock of LBT. LBT is the Issuer's area director for the Atlanta ADI area, pursuant to an Area Director Agreement dated April 23, 1993 by and between the Issuer and LBT.

         (d) Within the last five years, none of the individual Filers have: (a) had any criminal convictions (excluding traffic violations or similar misdemeanors or (b) have been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

                  None of Sandstone, FCI or LBT, nor to the best of their knowledge, any directors, shareholders, members, managers, officers or controlling persons of Sandstone, FCI or LBT have, during the last five years:
(a) had any criminal convictions (excluding traffic violations or similar misdemeanors) or (b) have been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

         (e) All of the individual Filers are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            The shares of Common Stock beneficially owned by Sandstone and Roberts were purchased with funds received from capital contributions to Sandstone by Roberts. Roberts made such capital contributions from his personal funds.

            The shares of Common Stock held by the FCI Parties were purchased with personal funds and the shares of Common Stock held by FCI were purchased with funds available for investment.

            The shares of Common Stock beneficially owned by the Sturkies and the Crooms were purchased with personal funds. The shares of Common Stock beneficially owned by LBT were purchased with working capital.

            This Schedule is not filed as a result of any sale or purchase of the Common Stock or proposed sale or purchase of the Common Stock by any of the Filers. Instead, it is filed to provide notice of the Filers' understanding to collectively pursue certain actions with respect to the Common Stock. The Filers disclaim being part of a group, and the filing of this Schedule shall not be construed as an admission that any Filer is, for the purposes of Section 13(d) or Section 13(g) of the Act, is the beneficial owner of any securities covered by this Schedule, except as expressly stated herein. With the exception of Roberts and Sandstone, the Filers do not beneficially own more than 5% of the Common Stock, and therefore, are jointly filing this Schedule in the event that they are later deemed a group for purposes of Section 13(d).

ITEM 4. PURPOSE OF TRANSACTION

            Each of the Filers acquired the Common Stock reported in this Schedule for general investment purposes. However, the Filers intend to evaluate on an ongoing basis the Issuer and its financial condition, business operations and prospects, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Filer reserves the right to change his, her or its plans and intentions at any time and to take any and all actions, that such Filer deems appropriate to maximize the value of his, her or its investment, including, but not limited to, acquiring additional Common Stock or disposing of Common Stock or formulating other plans or proposals regarding the Common Stock to the extent each deems appropriate. Any such actions may be effected at any time and from time to time, subject to any applicable limitations.

            On June 22, 2001, the Issuer announced that it entered into a definitive merger agreement with Firenze Corp., a new corporation formed by Richard E. Schaden and Richard F. Schaden, the Issuer's majority shareholders (the "Schadens"), whereby Firenze Corp. will merge with the Issuer (the "Merger") and the shareholders of the Issuer (other than the Schadens and certain of their affiliates) will be entitled to receive $8.50 per share of Common Stock in cash. The Filers do not believe that such amount represents the fair value of their Common Stock and, accordingly, intend not to vote in favor of the Merger and intend to demand an appraisal for their shares of Common Stock pursuant to applicable Colorado law.

            The Filers may enter into an agreement to act in concert to assert their appraisal rights in connection with the Merger. The Filers may also agree to collectively explore options for opposing the Merger and/or challenging the propriety of the procedures used to approve the Merger and the motivations of the officers and directors in approving the Merger. The parties may reach an agreement with respect to sharing costs incurred in asserting their appraisal rights and any other activities.

            On September 21, 2001, FCI made an offer to the Special Committee of the Issuer to acquire all of the stock owned by the Issuer's minority shareholders at a price of $10.63 per share in cash, subject to inclusion of a fair market value put option. This proposal was rejected by the Special Committee. A copy of the September 21, 2001 proposal letter and related correspondence are attached to this Schedule as Exhibits 1 through 5 and are incorporated herein by reference. On November 27, 2001, FCI made a revised offer of $9.50 per share in cash, not contingent on any fair market value put option. A copy of the revised proposal letter is attached to this Schedule as Exhibit 6 and is incorporated herein by reference. The proposals made by FCI were made solely by FCI and did not involve the participation of any Filer, other than FCI.

            Other than as described in this Item, none of the Filers has any present plans or proposals which relate to or would result in (a) the acquisition by any of the Filers of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in
(a)-(i) above. However, each of the Filers intend to respond to changes in circumstances and opportunities as they arise. Accordingly, each of the Filers reserves the right to change his, her, or its plans and intentions at any time, as each deems appropriate.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

            (a) Sandstone beneficially owns 227,688 shares of Common Stock, which constitutes 9.7% of the issued and outstanding shares of Common Stock. Roberts, as the sole member of Sandstone, may be deemed to beneficially own the Common Stock beneficially owned by Sandstone. Except as expressly set forth above, Roberts and Sandstone disclaim ownership of the Common Stock beneficially owned by the other Filers.

                  FCI is the beneficial owner of 12,000 shares of Common Stock which constitutes 0.5% of the issued and outstanding shares of Common Stock. William S. Fagan owns 44,177 shares of Common Stock, and as the sole stockholder of FCI, may be deemed to beneficially own the Common Stock beneficially owned by FCI, for an aggregate of 56,177 shares of Common Stock, which constitutes 2.4% of the issued and outstanding shares of Common Stock. Laura Fagan is the beneficial owner of 53,580 shares of Common Stock, which constitutes 2.3% of the issued and outstanding shares of Common Stock. Carol A. Armstrong is the beneficial owner of 1,200 shares of Common Stock, which constitutes 0.1% of the issued and outstanding shares of Common Stock. James Dvorak is the beneficial owner of 4,200 shares of Common Stock, which constitutes 0.2% of the issued and outstanding shares of Common Stock. Andreas Lawson is the beneficial owner of 1,000 shares of Common Stock, which constitutes 0.0% of the issued and outstanding shares of Common Stock. Except as expressly set forth above, FCI and each of the FCI Parties disclaim ownership of the Common Stock beneficially owned by the other Filers.

                  Dr. Thomas O. Sturkie is the beneficial owner of 48,273 shares of Common Stock and is a shareholder and officer of LBT, which is the beneficial owner of 830 shares of Common Stock. As a shareholder of LBT, Dr. Thomas O. Sturkie may be considered the beneficial owner of the 830 shares of Common Stock beneficially owned by LBT, for an aggregate of 49,103 shares of Common Stock, which constitutes 2.1% of the issued and outstanding shares of Common Stock. Mary K. Sturkie, the wife of Dr. Thomas O. Sturkie, is the beneficial owner of 100 shares of Common Stock and may be deemed to beneficially own the 300 shares held in an account in the name of Keenan Thomas Sturkie, which constitutes 0.0% of the issued and outstanding shares of Common Stock. Keenan Thomas Sturkie, the son of Dr. Thomas O. Sturkie, is the beneficial owner of 300 shares of Common Stock held in an account in which Mary K. Sturkie acts as custodian. Mary K. Sturkie may be deemed to be the beneficial owner of these shares, which constitutes 0.0% of the issued and outstanding shares of Common Stock. Except as expressly set forth above, each of the Sturkies disclaim ownership of the Common Stock beneficially owned by the other Filers.

                  Dr. C. Lyn Crooms and Jo Ann Roberts Crooms are joint owners of 37,123 shares of Common Stock, which constitutes 1.6% of the issued and outstanding shares of Common Stock. In addition, Dr. C. Lyn Crooms is the beneficial owner of 5,000 shares of Common Stock and, as a shareholder of LBT, may be deemed to beneficially own the 830 shares of Common Stock beneficially owned by LBT, for an aggregate of 42,953 shares of Common Stock (including the jointly-owned shares), which constitutes 1.8% of the issued and outstanding shares of Common Stock. Except as expressly set forth above, each of the Crooms disclaim ownership of the Common Stock beneficially owned by the other Filers.

                  Note: All percentages reported above are based on 2,337,439 shares of the Common Stock outstanding, as reported on the Issuer's Quarterly Report on Schedule 10-QSB/A for the period ended June 30, 2001, as filed with the Securities and Exchange Commission on October 31, 2001.

         (b) Sandstone and Roberts have the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 227,688 shares of Common Stock owned by Sandstone.

                  William S. Fagan has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 44,177 shares of Common Stock beneficially owned by William S. Fagan. William S. Fagan and FCI have the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 12,000 shares of Common Stock beneficially owned by FCI. Laura A. Fagan, Carol A. Armstrong, James Dvorak, and Andreas Lawson each have the power to vote or to direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock each beneficially owns, as reported above.

                  Dr. Thomas O. Sturkie has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 48,273 shares owned by Dr. Thomas O. Sturkie directly and shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 830 shares beneficially owned by LBT with its other shareholder, Dr. C. Lyn Crooms. Mary K. Sturkie has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock she beneficially owns, as reported above, and she shares the power to vote, or to direct the vote and the power to dispose or to direct the disposition of the shares of Common Stock held in a custodial account for the benefit of Keenan Thomas Sturkie.

                  Dr. C. Lyn Crooms has the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 5,000 shares owned by Dr. C. Lyn Crooms directly and he shares the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 830 shares beneficially owned by LBT with its other shareholder, Dr. Thomas O. Sturkie. Dr.
C. Lyn Crooms and his wife, Jo Ann Roberts Crooms, share the power to vote or to direct the vote and the power to dispose or to direct the disposition of the 37,123 shares that they hold jointly.

         (c) Dr. Thomas O. Sturkie acquired 100 shares of the Common Stock in a market transaction on November 16, 2001 at a price of $8.53 per share and an aggregate purchase price of $853, which was paid from his personal funds. None of the other filers have sold or acquired any shares of Common Stock during the sixty-day period prior to the filing of this Schedule.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See response to Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

            Exhibit A      Agreement of Joint Filing, dated effective as of the
                           28th day of November, 2001 by and among the Filers.

            Exhibit 1 Letter from FCI to the Special Committee of the Issuer, dated September 21, 2001.

            Exhibit 2 Letter from the Special Committee of the Issuer to FCI, dated October 22, 2001.

            Exhibit 3 Letter from FCI's counsel to the Special Committee of the Issuer, dated October 26, 2001.

            Exhibit 4 Letter from the Special Committee's counsel to FCI's counsel, dated October 29, 2001.

            Exhibit 5 Letter from FCI's counsel to the Special Committee's counsel , dated November 1, 2001.

            Exhibit 6 Letter from FCI to the Special Committee of the Issuer, dated November 27, 2001.

                            [SIGNATURE PAGE FOLLOWS]

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 28, 2001

                                        SANDSTONE VENTURES, LLC


                                        By: /s/ MICHAEL J. ROBERTS
                                           --------------------------------
                                        Name: Michael J. Roberts
                                        Title:
                                              -----------------------------

                                        /s/ MICHAEL J. ROBERTS
                                        ----------------------------------------
                                        Michael J. Roberts

                                        /s/ WILLIAM S. FAGAN
                                        ----------------------------------------
                                        William S. Fagan

                                        FAGAN CAPITAL, INC.


                                        By: /s/ WILLIAM S. FAGAN
                                           --------------------------------
                                        Name:  William S. Fagan
                                        Title:  President

                                        /s/ LAURA A. FAGAN
                                        ----------------------------------------
                                        Laura A. Fagan

                                        /s/ CAROL A. ARMSTRONG
                                        ----------------------------------------
                                        Carol A. Armstrong

                                        /s/ JAMES DVORAK
                                        ----------------------------------------
                                        James Dvorak

                                        /s/ ANDREAS LAWSON
                                        ----------------------------------------
                                        Andreas Lawson

                                        /s/ DR. THOMAS O. STURKIE
                                        ----------------------------------------
                                        Dr. Thomas O. Sturkie

                                        /s/ MARY K. STURKIE
                                        ----------------------------------------
                                        Mary K. Sturkie

                                        /s/ KEENAN THOMAS STURKIE
                                        ----------------------------------------
                                        Keenan Thomas Sturkie

                                        /s/ DR. C. LYN CROOMS
                                        ----------------------------------------
                                        Dr. C. Lyn Crooms

                                        /s/ JO ANN ROBERTS CROOMS
                                        ----------------------------------------
                                        Jo Ann Roberts Crooms



                                        LBT ENTERPRISES, INC.


                                        By: /s/ DR. C. LYN CROOMS
                                            -----------------------------------
                                        Name: Dr. C. Lyn Crooms
                                             ----------------------------------
                                        Title:
                                               --------------------------------

                                 EXHIBIT INDEX

        EXHIBIT
        NUMBER             DESCRIPTION
        -------            -----------
            A              Agreement of Joint Filing, dated effective as of the
                           28th day of November, 2001 by and among the Filers.

            1 Letter from FCI to the Special Committee of the Issuer, dated September 21, 2001.

            2 Letter from the Special Committee of the Issuer to FCI, dated October 22, 2001.

            3 Letter from FCI's counsel to the Special Committee of the Issuer, dated October 26, 2001.

            4 Letter from the Special Committee's counsel to FCI's counsel, dated October 29, 2001.

            5 Letter from FCI's counsel to the Special Committee's counsel , dated November 1, 2001.

            6 Letter from FCI to the Special Committee of the Issuer, dated November 27, 2001.